SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                    Sun Healthcare Group, Inc.
                         (Name of Issuer)

             Common Stock, par value $0.01 per share
                  (Title of Class of Securities)

                            866933104
                          (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  866933104

(1)  Name of Reporting Person:          Andrew L. Turner

     S.S. or I.R.S. Identification No. of Above Person:

(2)  Check the Appropriate Box if a Member of a Group (See Instructions):

          (a)

          (b)

(3)  SEC Use Only:

(4)  Citizenship or place of organization:        U.S.A.

     Number of shares beneficially owned by each reporting person with:

     (5)  Sole Voting Power:       6,925,669*

     (6)  Shared Voting Power:     -0-

     (7)  Sole Dispositive Power:  6,925,669*

     (8)  Shared Dispositive Power:     -0-

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:  6,925,669*

          * Includes 153,000 shares held by the Turner Children Trust and 263,645 shares held by The Turner Family Foundation, all of which shares the Reporting Person disclaims beneficial ownership.

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):


(11) Percent of Class Represented by Amount in Row (9):     13.9%

(12) Type of Reporting Person (See Instructions): IN






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CUSIP No.  866933104


Item 1(a).     Name of Issuer:

          Sun Healthcare Group, Inc.

         1(b). Address of Issuer's Principal Executive Offices:

          101 Sun Avenue NE
          Albuquerque, New Mexico 87109

Item 2(a).     Name of Person Filing:

          Andrew L. Turner

         2(b). Address of Principal Business Office or, if None, Residence:

          Andrew L. Turner, 101 Sun Avenue NE, Albuquerque, New Mexico 87109

         2(c). Citizenship:

          U.S.A.

         2(d). Title of Class of Securities:

          Common Stock, $.01 par value

         2(e). CUSIP No:

          866933104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)       Broker or dealer registered under section 15 of the Act.

          (b)       Bank as defined in section 3(a)(6) of the Act.

          (c)       Insurance company as defined in section 3(a)(19) of the Act.

          (d) Investment company registered under section 8 of the Investment Company Act.



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CUSIP No.  866933104

          (e) Investment adviser registered under section 203 of the Investment Advisers Act of 1940.

          (f) Employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see section 240.13d-1(b)(1)(ii)(F).

          (g) Parent holding company, in accordance with section 240.13d-1(b)(ii)(G). Note: See Item 7.

          (h)       Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

Item 3 not applicable.

Item 4.   Ownership.

          (a)  Amount beneficially owned:    6,925,669 shares

          (b)  Percent of class:   13.9%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote:
                    6,925,669 - includes 416,645 shares as to which the Reporting Person disclaims beneficial ownership
                    (see Item 6) and 200,000 shares which may be purchased within 60 days pursuant to exercisable stock options.

               (ii)  Shared power to vote or to direct the vote:  -0-

               (iii) Sole power to dispose or to direct the disposition of:
                     6,925,669 - includes 416,645 shares as to which the Reporting Person disclaims beneficial ownership
                     (see Item 6) and 200,000 shares which may be purchased within 60 days pursuant to exercisable stock options.

               (iv) Shared power to dispose or to direct the disposition of:
                    -0-

Item 5.   Ownership of Five Percent or Less of a Class.

          N/A


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CUSIP No.  866933104

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The Turner Children's Trust has the right to receive and direct dividends and sale proceeds of the 153,000 shares of the Company's Common Stock held by the Trust. Mr. Turner disclaims beneficial ownership of these shares.

          The Turner Family Foundation, a charitable foundation under
          Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, has the right to receive dividends and sale proceeds of the 263,645 shares of the Company's Common Stock held by the Foundation. Mr. Turner disclaims beneficial ownership of these shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          N/A

Item 8.   Identification and Classification of Members of the Group.

          N/A

Item 9.   Notice of Dissolution of Group.

          N/A

Item 10.  Certification.

          Not applicable.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1998
                                                            /s/ Andrew L. Turner
                                                           Andrew L. Turner


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